UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for February 06, 2015

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Trading statement for the six months ended
	    31 December 2014


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

Trading statement for the six months ended 31 December 2014

Sasol's headline earnings per share (HEPS) for the six months ended 31 December 2014 is expected to increase by between 3% and 9% (approximating R0,91 to R2,72) and earnings per share (EPS) for the same period is expected to increase by between 51% and 57% (approximating R10,65 to R11,90), off a 2014 half year base of R30,19 and R20,88 respectively. Excluding the impact of notable once-off items, net impairments charges, stock movements and the share-based payment expense, EPS would have decreased by between 21% and 27%.

Sasol's profitability for the first half of the 2015 financial year was positively impacted by the following factors:
* A solid operational performance through increases in production and sales volumes across the majority of Sasol's integrated value chain;
* Normalised cash fixed costs continue to trend below inflation;
* 9% weaker average rand/US dollar exchange rate;
* Notable once-off charges prompted by volatile macro-economic factors, changes to the share price and decisive management actions:
* Reversal of share-based payment expense of R2,5 billion due to a 32% lower share price;
* Positive impact arising from the movement in unrealised profit in inventory of approximately R2,0 billion at period end;
* Net impairments of R0,2 billion for the six months under review compared to the comparable period of R6,0 billion, which included the R5,3 billion partial impairment of our Canadian shale gas assets; and
* Extension of the useful life of our Southern African operations amounting to R2,5 billion.

Conversely, Sasol's profitability was negatively impacted by 19% lower average Brent crude oil prices (average dated Brent was US$89/barrel for the six months ended 31 December 2014 compared to US$109,83 in the prior comparable period).

We maintained a strong group-wide operational performance, with our Southern Africa Energy business increasing white and black product volumes by 3%. Our Base Chemicals and Performance Chemicals businesses increased their sales volumes by 1% and 7% respectively, on a comparable basis. In addition, our ORYX GTL facility sustained its solid performance, with an average utilisation rate of 91% for the period under review. A detailed production summary and key business performance metrics have been made available on our website, www.sasol.com.

Our company-wide business performance enhancement programme is progressing well and we are set to deliver on our targets for the 2015 financial year in terms of both sustainable cost savings and implementation costs.

On 1 July 2014, we operationalised our Project 2050 initiative to extend the lifespan of our South African operations to the middle of the century, further demonstrating our commitment to South Africa and the region. The Sasolburg and Natref operations are extended to 2034. This resulted in a decrease in depreciation of R0,7 billion and a decrease in environmental provisions of R1,8 billion for the six months ended 31 December 2014.

The most significant remeasurement items for this period are the:
* Reversal of the impairment of the FT Wax Expansion Project of R1,3 billion, which was mainly due to the extension of the useful life of the asset from 2029 to 2034 and a weaker rand/US dollar exchange rate; and
* Partial impairment of our Etame assets in Gabon of R1,3 billion, primarily as a result of the decrease in the oil price.

On 28 January 2015, Sasol announced that it is formulating a comprehensive plan to conserve cash, in response to the lower international oil prices. The response plan targets, related organisational structure refinements and key policy changes will be communicated at our results announcement on 9 March 2015.

Our results for the first half of the 2015 year may be further affected by any adjustments resulting from our half-year end closure process. This may lead to a change in the estimated earnings noted above.

This trading statement only deals with the comparison to the first half of the 2014 financial year. Guidance will be provided on the full 2015 financial year's results when there is a reasonable degree of certainty in this regard.

We expect that there will be a further negative impact on our results for the remainder of the 2015 financial year due to lower oil prices.

The financial information on which this trading statement is based has not been reviewed or reported on by the Company's external auditors. Sasol's financial results for the six months ended 31 December 2014 will be announced on Monday, 9 March 2015.


6 February 2015
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date February 06, 2015			By: 	/s/ V D Kahla
					Name: 	Vuyo Dominic Kahla
					Title: 	Company Secretary